[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

January 10, 2007

Mark Webb

Kathryn McHale

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Form S-4, File No. 333-139050
Filed December 1, 2006

Dear Mr. Webb and Ms. McHale:

Set forth below are responses of The PNC Financial Services Group, Inc. (“PNC”) and Mercantile Bankshares Corporation (“Mercantile”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated December 27, 2006 regarding PNC’s Registration Statement on Form S-4 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and we have enclosed six courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on December 1, 2006.

Mark Webb

Kathryn McHale

January 10, 2007

The Staff’s comments, indicated in bold, are followed by responses on behalf of PNC and Mercantile.

General

1.	Please provide us with Mercantile’s Board books prepared in connection with this transaction and a description of any other material presentations that may have been made to the Board that influenced their decision to recommend this transaction to shareholders.

Pursuant to the Staff’s comment, Mercantile has separately provided the materials provided by Sandler O’Neill to the Mercantile Board in connection with its presentations to the Mercantile Board on September 22, September 29 and October 8, 2006, and the materials provided by Goldman Sachs & Co. to the Mercantile Board in connection with its presentation to the Mercantile Board on September 22. We have been advised by Mercantile that no other material non-privileged materials were provided to the Mercantile Board in connection with their consideration of the merger. We supplementally advise the Staff that Mercantile has informed us that Mercantile’s management and financial and legal advisors participated in the September 29 and October 8, 2006 Board Meetings as described in the proxy statement/prospectus and that all material factors considered by the Mercantile Board in reaching its decision to recommend the transaction are described under the heading “Mercantile’s Reasons for the Merger; Recommendation of the Mercantile Board of Directors” on page 21 of the proxy statement/prospectus.

2.	We note that you have not filed the opinions in connection with this transaction; please file all exhibits, including the opinions, with your next amendment. All exhibits are subject to the staff’s review and we will need time to conduct such review.

In response to the Staff’s comment, the opinions in connection with the transaction are being filed as exhibits to Amendment No. 1.

3.	Please confirm that Mercantile did not provide financial projections to PNC.

We hereby confirm on behalf of PNC and Mercantile that Mercantile did not provide financial projections to PNC. Mercantile did discuss with PNC its expectations for fourth quarter 2006 earnings relative to “street” expectations, and actual fourth quarter results will be available prior to the Mercantile stockholders meeting.

4.	To the extent possible, please complete all tables which currently contain missing information or explain why these numbers can not be provided at this time.

The Staff is supplementally advised that the only tables containing missing information are tables that require numbers, including market prices, that must be as of a time shortly prior to the mailing of the proxy statement or numbers, including share count information, that will be as of a future Mercantile record date.

Mark Webb

Kathryn McHale

January 10, 2007

5.	As contemplated by Item 9 of Form S-4, please furnish the information required by Item 510 of Regulation S-K pertaining to the Commission’s position on indemnification.

In response to the Staff’s comment, the disclosure on page 77 under the heading “Commission Position on Indemnification for Securities Act Liabilities” has been provided.

Facing Page to Registration Statement

6.	In the registration fee table, please list each class of security separately.

As discussed with the Staff, this comment is not applicable.

Cover Page

7.	Please give the name and amount of each security being offered.

As discussed with the Staff, this comment is not applicable.

Summary, page 3

8.	The first sentence should state that the summary highlights “material,” not selected information. Please revise.

In response to the Staff’s comment, the disclosure on page 3 has been revised.

Risk Factors, page 14

9.	Please consider including a risk factor that discusses how the rights of shareholders of Mercantile will change after they become shareholders of PNC. A brief description of the risk with a reference to the section which discusses the specific differences between the charters will suffice.

In response to the Staff’s comment, a new risk factor has been included on page 15.

The Merger: Background of the Merger, page 19

10.	Please disclose who initiated the discussion leading to this transaction.

In response to the Staff’s comment, the disclosure on page 19 has been revised.

Sandler O’Neill Relationship, page 32

11.	Please disclose the amounts PNC and Mercantile have paid Sandler O’Neill in the last two years.

In response to the Staff’s comment, the disclosure on page 33 has been revised.

Mark Webb

Kathryn McHale

January 10, 2007

Mercantile’s Directors and Officers Have Financial Interests in the Merger, page 35

12.	To the extent possible, please quantify these interests.

In response to the Staff’s comment, the disclosure on pages 35-37 has been revised.

In connection with the foregoing, and with respect to the S-4 filing, PNC and Mercantile acknowledge that:

•	the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the company or filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PNC and Mercantile further understand that the Division of Enforcement has access to all information provided to the Staff in its review of the filing or in response to the Staff’s comments on the filing.

Should you require further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1381.

Sincerely,

/s/ Nicholas G. Demmo
Nicholas G. Demmo

cc:	George R. Bason, Jr., Esq.

John H. Butler, Esq.

Davis Polk & Wardwell

450 Lexington Avenue

New York, NY 10017

George P. Long, III, Esq.

Senior Counsel

The PNC Financial Services Group, Inc.

One PNC Plaza

249 Fifth Avenue

Pittsburgh, PA 15222